COOPERATION AND CONFIDENTIALITY AGREEMENT

This Cooperation and Confidentiality Agreement (this "**Agreement**"), effective as of June 12, 2025 (the "**Effective Date**"), is entered into by and between Vislink Technologies, Inc. a Delaware corporation having its principal place of business at 350 Clark Drive, Ste 125, Mt. Olive, New Jersey 07828 (the "**Company**") and the persons set forth under the "Hale Capital Parties" caption in the signature pages hereto and their Affiliates (as defined below) or Associates (as defined below) (collectively, the "**Hale Capital Parties**") (the Company and the Hale Capital Parties together, the "**Parties**" and each a "**Party**").

WHEREAS, the Hale Capital Parties beneficially own an aggregate of 416,503 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), of the Company issued and outstanding on the date hereof;

WHEREAS, the Hale Capital Parties and the Company have engaged in discussions concerning the Company and the Board of Directors of the Company (the "**Board**") and certain other matters related to the business and operations of the Company;

WHEREAS, on April 30, 2025, Hale Capital Partners, LP, submitted a letter to the Company (the "**Nomination Notice**"), proposing that William Bender be elected to the Board at the 2025 annual meeting of stockholders of the Company (the "**2025 Annual Meeting**"); and

WHEREAS, the Company and the Hale Capital Parties desire to enter into an agreement regarding the appointment of William Bender to the Board and certain other matters, in each case, on the terms and subject to the conditions set forth herein.

NOW, **THEREFORE**, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.   <u>Definitions</u>. For purposes of this Agreement, the following terms have the following meanings:

(a)   "**Confidential Information**" means all information, data, documents, agreements, files, and other materials (in any form or medium of communication, including whether disclosed orally or disclosed or stored in written, electronic, or other form or media), whether or not marked or otherwise identified as "confidential," which is obtained from or disclosed by or on behalf of the Company or its Representatives (as defined herein) or otherwise, and whether obtained before, on, or after the Effective Date, relating to:

(i)   all information directly or indirectly concerning the past, present, and future business affairs of the Company or any of its subsidiaries or any of their respective businesses (including, without limitation, finances, customer information, supplier information, products, services, organizational structure and internal practices, forecasts, sales and other financial results, records and budgets, and business, marketing, development, sales, and other commercial strategies);

(ii)   all unpatented inventions, ideas, methods, and discoveries, trade secrets, unpublished patent applications, and other confidential intellectual property;

(iii) all designs, specifications, documentation, components, source code, object code, images, icons, audiovisual components, and objects, schematics, drawings, protocols, processes, and other visual depictions, in whole or in part, of any of the foregoing;

(iv) all other information that would reasonably be considered nonpublic, confidential, or otherwise proprietary, given the nature of the information and the Parties' businesses; and

(v) all data, statistics, and other similar materials prepared by or for the Hale Capital Parties or their Representatives that contain in whole or in part on any of the foregoing.

Except as mandated by applicable federal, state, or local law or regulation, Confidential Information does not mean information that:

(a) at the time of disclosure is, or thereafter becomes, generally available to and known by the public other than as a result of, directly or indirectly, any violation of this Agreement or other act or omission by the Hale Capital Parties or any of its Representatives;

(b) at the time of disclosure is, or thereafter becomes, available to the Hale Capital Parties on a non-confidential basis from a third party source, provided that such third party was not, to the Hale Capital Parties' knowledge after reasonable inquiry, at the time of such disclosure prohibited from disclosing such Confidential Information to the Hale Capital Parties by any legal, fiduciary, or contractual obligation to the Company;

(c) was known by or in the possession of the Hale Capital Parties before being disclosed by or on behalf of the Company under this Agreement, provided that such information, to the Hale Capital Parties' knowledge after reasonable inquiry, was not obtained by Hale Capital Parties as a result of the violation of any contractual, legal, or fiduciary obligation to the Company; or

(d) was or is independently developed by the Hale Capital Parties or their Representatives, as established by clear and convincing evidence, without reference to, or use of, in whole or in part, any Confidential Information.

(b) "**Person**" means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity, or other entity.

(c) "**Purpose**" means the evaluation, discussion, and performance of matters relating to the Hale Capital Parties' rights and obligations as stockholders of the Company, including but not limited to review of financial information, strategic plans, business

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operations, potential transactions, and other corporate matters that may be disclosed to the Hale Capital Parties in their capacity as stockholders.

(d)   "**Representatives**" means, as to any Person, such Person's Affiliates, and its and their respective directors, officers, employees, managing members, general partners, shareholders, agents, independent contractors, service providers, sublicensees, subcontractors, and consultants, including attorneys, financial advisors, and accountants, and, to the extent permitted by Section 7 of this Agreement, any actual or potential sources of debt financing.

Other terms not specifically defined in this Section 1 of this Agreement shall have the meanings attributed to them elsewhere in this Agreement.

2.   Company Board and Related Matters

(a)   Board Composition. The Company, the Board, and all applicable committees of the Board shall take such actions as are necessary to provide that its slate of directors for nomination to the Board at the 2025 Annual Meeting consists of (i) William Bender (the "**New Director**"), (ii) the CEO of the Company, (iii) Jude Panetta and (iv) Ralph Faison, each with a term expiring at the 2026 annual meeting of stockholders of the Company (the "**2026 Annual Meeting**") and shall use commercially reasonable efforts to cause the election of the New Director to the Board at the 2025 Annual Meeting (including the Board recommending that the Company's shareholders vote in favor of the election of the New Director in the Company's proxy statement for the 2025 Annual Meeting and otherwise supporting the New Director for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

(b)   New Director Agreements, Arrangements and Understandings. The Hale Capital Parties represent, warrant, and agree that, none of them nor any of their Affiliates (as defined below) (i) have paid or will pay any compensation to the New Director in connection with such person's service on the Board or any committee thereof and (ii) have or will have any agreement, arrangement or understanding, written or oral, with the New Director regarding such person's service on the Board or any committee thereof, including, any agreement, arrangement or understanding with respect to (x) how such New Director shall act or vote on any issue or question and (y) any direct or indirect compensation, reimbursement or indemnification in connection with such New Director's service on the Board or any committee thereof.

(c)   Size of Board. If the New Director is elected at the 2025 Annual Meeting, until the Expiration Date (as defined below), the size of the Board shall not exceed six directors (which, for the avoidance of doubt, shall include the New Director) without the written consent of the Hale Capital Parties, such consent not to be unreasonably withheld; it being understood that the Board may in its discretion reduce the size of the Board at any time so long as it does not otherwise violate the terms of this Agreement.

(d)   <u>Replacement Rights</u>. If the New Director (or any Replacement Director (as defined below), if applicable) is unable or unwilling to serve as a director for any reason, resigns as a director or is removed as a director prior to the Expiration Date, and at such time the Hale Capital Parties have aggregate beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the "**Exchange Act**")) representing at least the lesser of (x) 15% of the issued and outstanding shares of Common Stock and/or 15% of the voting power of the Company's outstanding capital stock and (y) 370,143 shares of Common Stock (the "**Minimum Ownership Threshold**"), the Parties shall cooperate in good faith to select, and the Company shall appoint, as promptly as practicable, a substitute person (any such replacement director shall be referred to as a "**Replacement Director**") mutually agreeable to the Hale Capital Parties and the Company to serve as a director of the Company for the remainder of the New Director's term (it being understood that the Hale Capital Parties shall be entitled to continue to select potential replacement directors to present to the Company until such time as the Hale Capital Parties and the Company mutually agree on an individual to serve as Replacement Director). Any Replacement Director shall be required to (i) qualify as "independent" under the standards of OTC Markets Group ("**OTC**") and the rules and regulations of the United States Securities and Exchange Commission (the "**SEC**"), (ii) satisfy the guidelines and policies with respect to service on the Board applicable to all non-management directors (including providing the Onboarding Documentation (as defined below)), and (iii) not have any agreement, arrangement, or understanding, written or oral, with any Hale Capital Party or any Affiliate or Associate of a Hale Capital Party regarding such person's service as a director of the Company. Following the appointment of any Replacement Director to replace the New Director (or any Replacement Director) in accordance with this <u>Section 2(d)</u>, all references to the New Director herein shall be deemed to include such Replacement Director (it being understood that this sentence shall apply whether or not references to the New Director expressly state that they include such Replacement Director). If the Hale Capital Parties' aggregate beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) of the shares of Common Stock decreases to less than the Minimum Ownership Threshold, the right of the Hale Capital Parties pursuant to this <u>Section 2(d)</u> to participate in the recommendation of a Replacement Director to fill the vacancy caused by the resignation or removal of the New Director or any Replacement Director shall terminate. Prior to the appointment of any Replacement Director to the Board, the Replacement Director will submit to the Company the Onboarding Documentation. For the purpose of this Agreement, the term "<u>Onboarding Documentation</u>" shall mean (A) a fully completed copy of the Company's director and officer questionnaire and other reasonable and customary director onboarding documentation required by the Company's policies and procedures applicable to all other non-management directors in connection with the appointment or election of new Board members (including, without limitation, a written consent to a customary background check by a third party), (B) a written acknowledgement in substantially the form entered into by the other directors of the Company that the Replacement Director agrees to be bound by all current policies, codes and guidelines applicable to all other non-management directors of the Company, (C) information requested by the Company that is required to be disclosed in a proxy statement or other filing under applicable law, stock exchange rules or listing standards or as may be requested

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or required by any regulatory or governmental authority having jurisdiction over the Company, (D) information reasonably requested by the Company in connection with assessing eligibility, qualification, independence, and other criteria applicable to directors or satisfying compliance and legal obligations and (E) such other information reasonably requested by the Company, including such information as is necessary or appropriate for the Company or its agents to perform a background check in the manner generally performed for non-management directors of the Company, including an executed consent to such background check. Each of the Company and the Hale Capital Parties agrees that, prior to being appointed to the Board in accordance with this Agreement, the New Director and any Replacement Director, as applicable, shall have delivered to the Company the Onboarding Documentation. Notwithstanding the foregoing, if the Minimum Ownership Threshold is no longer met due solely to the actions of the Company and without any action by the Hale Capital Parties, the provisions of this Section 2(d) shall apply as if the Minimum Ownership Threshold had been met.

(e)   Voting. Until the Expiration Date, the Hale Capital Parties shall, or shall cause their respective Affiliates (as defined below), Associates (as defined below) or representatives to, appear in person or by proxy at any annual meeting or special meeting and vote all shares of Common Stock over which the Hale Capital Parties, its Affiliates or Associates respectively have voting power in accordance with the Board's recommendations at any annual meeting or special meeting with respect to (i) the election or removal of directors and (ii) all other matters and proposals up for a stockholder vote; provided, however that the Hale Capital Parties and their Affiliates shall be permitted to vote in their sole discretion on any proposal with respect to any Extraordinary Transaction, share issuance, or the implementation of takeover defenses not in existence as of the Effective Date. The term "**Extraordinary Transaction**" shall mean any tender offer, exchange offer, merger, consolidation, acquisition requiring a shareholder vote, scheme, arrangement, sale of all or substantially all assets, sale, spinoff, splitoff or other similar separation of one or more business units in each case requiring a shareholder vote, business combination requiring a shareholder vote, recapitalization, restructuring or reorganization in each case requiring a shareholder vote, liquidation, dissolution or similar extraordinary transaction involving the Company (including its subsidiaries and joint ventures or any of their respective securities or assets) requiring a shareholder vote.

(f)   Withdrawal of Nomination Notice and Solicitation. Concurrently with and effective upon the execution of this Agreement, the Hale Capital Parties hereby irrevocably withdraw their nomination of William Bender for election to the Board at the 2025 Annual Meeting, with this Agreement deemed to evidence such withdrawal, and any all related materials and notices submitted to the Company in connection therewith or related thereto. The Hale Capital Parties shall not take any further action in connection with the solicitation of proxies in connection with the nomination (other than the withdrawal set forth in this Section 2(f)) or the 2025 Annual Meeting.

(g)   Company Policies. The Parties acknowledge and agree that the New Director and any Replacement Director will agree, concurrently with his or her appointment to the Board, to abide by all Company policies and procedures applicable to members of the Board, including confidentiality, conflicts of interest, related person

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transactions, fiduciary duties, codes of conduct, trading and disclosure policies, director resignation policies, and other corporate governance guidelines and policies of the Company. The Parties further acknowledge and agree that the New Director and any Replacement Director shall not be permitted to share information received in their capacities as members of the Board with the (i) Hale Capital Parties and (ii) the Observer (as defined below) to the extent the Observer is excluded from such information in accordance with the Observer Agreement (as defined below).

(h)   Board Observer Rights. On or before the date hereof, the Company shall have delivered to the Hale Capital Parties a Board Observer Agreement, in a form reasonably satisfactory to both the Company and the Hale Capital Parties (the "**Observer Agreement**"). Following the execution of the Observer Agreement by the Company and the Observer (as defined below) and any related agreements, for a period beginning on the date of the Observer Agreement and ending on the earlier of (i) date at which the Hale Capital Parties hold less than the Minimum Ownership Threshold and (ii) the expiration of the Term (as defined below), the Hale Capital Parties shall be entitled to have one representative (the "**Observer**") attend and participate in all functions of the Board, but such Observer will not be a member of the Board and will have no voting rights, each subject to and in accordance with the terms of the Observer Agreement. The Observer shall initially be Martin M. Hale, Jr. Notwithstanding the foregoing, if the Minimum Ownership Threshold is no longer met due solely to the actions of the Company and without any action by the Hale Capital Parties, the provisions of this Section 2(h) shall apply as if the Minimum Ownership Threshold had been met.

3.   Standstill. From the date hereof and continuing until the earlier of (x) the earliest date pursuant to which stockholder nominations for director elections are permitted to be delivered to the amended and restated bylaws of the Company (the "**Bylaws**") with respect of the 2026 Annual Meeting and (y) the date on which (1) the number obtained by subtracting the Company's (A) total liabilities from (B) its total current assets, where each of (A) and (B) is calculated according to Generally Accepted Accounting Principles ("**GAAP**"), is less than $2,000,000 or (2) the Company's cash, cash equivalents, and marketable securities, calculated in accordance with GAAP, is less than $1,000,000 (each of (1) and (2), an "**Insolvency Event**") (the "**Expiration Date**"), so long as the Company has not breached any material provision of this Agreement and failed to cure such breach within five (5) days following the receipt of written notice from the Hale Capital Parties specifying any such breach, the Hale Capital Parties will not, and will cause their respective Associates and Affiliates not to, directly or indirectly:

(a)   solicit proxies, knowingly encourage or engage in any "solicitation" (as such term is used in the proxy rules promulgated by the SEC under the Exchange Act, including but not limited to Rule 14A, as if the Company were subject to such rules) of proxies or written consents of stockholders with respect to, or from the holders of, any shares of Common Stock or any other securities of the Company entitled to vote in the election of directors or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies (collectively, "**Voting Securities**"), or make, knowingly encourage or in any way participate in (other than by voting its shares of Voting Securities in a way that does not violate this Agreement), any solicitation of any proxy, consent or other authority to

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vote any Voting Securities with respect to the election of directors or any other matter, otherwise conduct any nonbinding referendum with respect to the Company, or seek to advise or knowingly encourage any person in, any proxy contest or any solicitation with respect to the Company not approved and recommended by the Board, including relating to the removal or the election of directors, other than solicitations or actions as a participant in support of the Company's nominees or as otherwise specifically permitted by this Agreement;

(b)   except solely among the Hale Capital Parties, form, join or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with any person with respect to any Voting Securities, or deposit any Voting Securities in a voting trust or subject any Voting Securities to any voting agreement or other arrangement of similar effect (other than to the named proxies included in the Company's proxy card for the 2025 Annual Meeting);

(c)   seek to call, alone or in concert, a special meeting of the stockholders of the Company or seek to make, or make, a stockholder proposal at any meeting of the stockholders of the Company;

(d)   (i) except as expressly permitted by this Agreement, seek, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board or (ii) seek, alone or in concert with others, the removal of any member of the Board;

(e)   advise, knowingly encourage, support, instruct or influence any person with respect to any of the matters covered by this Section 3 or with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders, except in accordance with Section 2, or seek to do so;

(f)   institute, solicit or join any litigation, arbitration or other proceeding against or involving the Company or any of its subsidiaries, its current or former directors or its officers (including derivative actions), each in their capacity as such, make any request for stock list materials or other books and records of the Company or any of its subsidiaries under Section 220 of the Delaware General Corporation Law or any other statutory or regulatory provisions providing for stockholder access to books and records of the Company or its Affiliates; provided, that for the avoidance of doubt, the foregoing shall not prevent the Hale Capital Parties or any of their Affiliates from (i) any litigation, arbitration or other proceeding by the Hale Capital Parties to enforce the provisions of this Agreement or (ii) making any counterclaims with respect to any litigation, arbitration or other proceeding initiated by, or on behalf of, the Company against such Hale Capital Parties or their Affiliates;

(g)   enter into or maintain any economic, compensatory or pecuniary arrangements with William Bender, any individual proposed by the Hale Capital Parties as a Replacement Director, any director of the Company or any nominee for director of the Company with respect to such person's role or service as a director of the Company;

(h)   make any request or submit any proposal to amend or waive any of the terms of this Agreement which would reasonably be expected to result in a public announcement or public disclosure of such request or proposal or give rise to a requirement to so publicly announce or disclose such request or proposal;

(i)   make or submit any proposal, announcement, statement or request regarding: (i) controlling, changing or influencing the Board or management of the Company, including proposals to change the number or term of directors or to fill any vacancies on the Board, (ii) any tender offer, exchange offer, merger, consolidation, acquisition, scheme, arrangement, sale of all or substantially all assets or sale, spinoff, splitoff or other similar separation of one or more business units, business combination, recapitalization, restructuring, reorganization liquidation, dissolution, extraordinary dividend, share repurchase or similar extraordinary transaction involving the Company (including its subsidiaries and joint ventures or any of their respective securities or assets) or exploration thereof (it being understood that this clause 3(j)(ii) shall not restrict the Hale Capital Parties from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other stockholders of the Company, or from participating in any such transaction that has been approved by the Board) or (iii) any other material change in the Company's or any of its subsidiaries' operations, business, securities, assets, its governing documents, corporate strategy, corporate structure, capital structure or allocation, or share repurchase or dividend policies;

(j)   enter into any negotiations, arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist, seek to persuade or knowingly encourage, any third party to take any action or make any statement in connection with any of the foregoing, or make any investment in or enter into any arrangement with any other person that engages, or offers or proposes to engage, in any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing (other than to communicate that the Hale Capital Parties are restricted from the foregoing and other than as approved by the Board);

(k)   except as expressly permitted by this Agreement, initiate, knowingly encourage or participate in any "withhold" or similar campaign with respect to any meeting of stockholders;

(l)   publicly take any action challenging the validity or enforceability of this Section 3 or this Agreement, or make or in any way advance any request or proposal that the Company or Board amend, modify or waive any provision of this Agreement; provided, that the Hale Capital Parties may make confidential requests to the Board to amend, modify or waive any provision of this Section 3, which the Board may accept or reject in its sole discretion, so long as any such request is not publicly disclosed by the Hale Capital Parties and is made by the Hale Capital Parties in a manner that would not be reasonably expected to require the public disclosure thereof by the Company, the Hale Capital Parties or any other person; or enter into any agreements or undertakings with any person with respect to the foregoing.

In addition to the foregoing, the Hale Capital Parties agree that until the Expiration Date, they shall not acquire, or offer or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of record or beneficial ownership of or economic exposure to any Voting Securities or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to any Voting Securities, in each case, if such acquisition, offer, agreement or transaction would result in the Hale Capital Parties (together with their Affiliates) having beneficial ownership of more than 25% of the Common Stock outstanding at such time, without the prior consent of a majority of the members of the Board.

Notwithstanding anything set forth herein to the contrary, nothing set forth in this Agreement shall be deemed to prevent the Hale Capital Parties from (i) purchasing shares of Common Stock representing up to 25% of the then-outstanding Common Stock, (ii) subject to Section 5(b), making any public or private statement or announcement with respect to any Extraordinary Transaction that is publicly announced by the Company or the counterparty to such Extraordinary Transaction, (iii) making or sending private communications to investors or potential investors in any of the Hale Capital Parties or any of their Affiliates, provided that such statements or communications (1) are based on publicly available information, (2) are not reasonably expected to be publicly disclosed and are understood by all parties to be confidential communications, and (3) pertain to the investor's investment in the Hale Capital Parties or any of their Affiliates; or (iv) taking any action to the extent necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over any of the Hale Capital Parties. Furthermore, for the avoidance of doubt, nothing in this Agreement shall be deemed to restrict in any way the New Director in the exercise of his fiduciary duties under applicable law as a director of the Company.

4.   Confidentiality Obligations.

        The Hale Capital Parties shall during the Term:

        (a)   protect and safeguard the confidentiality of the Confidential Information with at least the same degree of care as the Hale Capital Parties would protect their own Confidential Information but in no event with less than a reasonable degree of care;

        (b)   not use the Confidential Information, or permit it to be accessed or used, for any purpose other than the Purpose, or otherwise in any manner to the Company's detriment (including without limitation, to reverse engineer, disassemble, decompile, or design around the Company's proprietary services, products, or confidential intellectual property, of which the Company retains its entire right, title, and interest in and which shall not be construed as an assignment, grant, option, license, or other transfer of any such right, title, or interest whatsoever to the Hale Capital Parties or any of their Representatives);

        (c)   not disclose any such Confidential Information to any person or entity, except to the Hale Capital Parties' Representatives who:

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(i)   need to know the Confidential Information to assist the Hale Capital Parties, or act on its behalf, in direct relation to the Purpose, or to exercise its rights under the Agreement;

(ii)   are informed in writing by the Hale Capital Parties of the confidential nature of the Confidential Information; and

(iii)   are subject to confidentiality duties or obligations (contract or otherwise) to the Hale Capital Parties that are no less restrictive than the terms and conditions of this Agreement;

(d)   fully cooperate with the Company, at the Company's sole expense, in any effort undertaken by the Company to enforce its rights related to any such unauthorized disclosure;

(e)   be legally responsible for any breach of this Agreement caused by any of its Representatives (except for breaches committed by any such Representative that has validly executed and delivered to the Company its own confidentiality agreement with the Company);

(f)   notify the Company in writing reasonably promptly of any misuse, misappropriation, or unauthorized disclosure of any Confidential Information that comes to the Hale Capital Parties' attention;

(g)   not export, directly or indirectly, any United States technical data acquired pursuant to this Agreement, or any products utilizing such data, in violation of the United States export laws or regulations; and

(h)   comply with all relevant data protection laws in respect of the use and maintenance of the Confidential Information.

5.   Additional Confidentiality Obligations.

(a)   Except as required by applicable federal, state, or local law or regulation as well as any applicable rules and regulations of any national securities exchange or similar association (upon the determination, in writing, by such Party's counsel) and subject to Section 6 of this Agreement, each Party shall not, and shall not permit any of its Representatives to, without the prior written consent of the other Party, disclose to any Person other than, in the case of the Hale Capital Parties, investors or potential investors in any of the Hale Capital Parties or any of their Affiliates, provided that such statements or communications (1) are based on publicly available information, (2) are not reasonably expected to be publicly disclosed and are understood by all parties to be confidential communications, and (3) pertain to the investor's investment in the Hale Capital Parties or any of their Affiliates:

(i)   that the Confidential Information has been made available to the Hale Capital Parties or their Representatives, or that it has inspected any portion of the Confidential Information;

(ii)   that discussions, investigations, or negotiations may be or are underway between the Parties regarding the Confidential Information or the Purpose, including the status thereof; or

(iii)   any terms, conditions, or other arrangements that are being discussed or negotiated in relation to the Confidential Information or the Purpose.

(b)   Except with the prior written consent of the Company, none of the Hale Capital Parties nor their Representatives shall contact any representative, customer, supplier, or other stakeholder of the Company with respect to the Confidential Information or the Purpose, other than a designee expressly identified, in writing, by the Company.

6.   <u>Disclaimer; No Other Obligations; Indemnification</u>.

(a)   IN CONNECTION WITH THIS AGREEMENT, THE COMPANY IS PROVIDING THE CONFIDENTIAL INFORMATION ON AN "AS IS" BASIS FOR USE IN ACCORDANCE WITH THE TERMS HEREOF BY THE HALE CAPITAL PARTIES AT THE HALE CAPITAL PARTIES' OWN RISK. THE COMPANY DISCLAIMS ALL WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF TITLE, NON-INFRINGEMENT OF THIRD-PARTY RIGHTS, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.

(b)   The Hale Capital Parties acknowledge and agree that none of the Company, the Company, or any of their respective Representatives: (i) have made or make any representation or warranty hereunder, expressed or implied, as to the accuracy or completeness of the Confidential Information; and (ii) shall have any liability hereunder to the Hale Capital Parties or their Representatives relating to or resulting from the use of the Confidential Information or any errors therein or omissions therefrom.

(c)   Each of the Parties shall defend, indemnify, and hold harmless the other Party, its Affiliates, and their respective shareholders, officers, directors, employees, agents, successors, and permitted assigns from and against all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorney's fees, in connection with any third-party claim, lawsuit, action, or proceeding arising out of or resulting from a material breach of any representation, warranty, or covenant set forth in this Agreement by the other Party or any of their Representatives.

(d)   Each of the Parties shall retain their full rights in contract to recover any and all indirect damages in connection with the breach of this Agreement by the other Party or any of their Representatives.

7.   <u>Representations and Warranties of the Parties</u>

(a)   <u>Representations of the Company</u>. The Company represents and warrants to the Hale Capital Parties that (a) the Company has the corporate power and authority to execute and deliver this Agreement and to bind it hereto, (b) this Agreement has been duly

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and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors' rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law) and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

(b)   Representations of the Hale Capital Parties. The Hale Capital Parties represent and warrant to the Company that (a) the Hale Capital Parties have the power and authority to execute and deliver this Agreement and to bind themselves hereto (and Hale Capital Parties have the power and authority to execute and deliver this Agreement and to bind themselves to this Agreement), (b) this Agreement has been duly and validly authorized, executed and delivered by the Hale Capital Parties, constitutes a valid and binding obligation and agreement of the Hale Capital Parties, and is enforceable against the Hale Capital Parties in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors' rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law), and (c) the execution, delivery and performance of this Agreement by the Hale Capital Parties does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Hale Capital Parties, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Hale Capital Parties is a party or by which it is bound.

8.   Public Filings; Non-Disparagement.

(a)   Public Filings. The Parties agree that following the execution and delivery of this Agreement by the Parties, the Company will submit notice to the OTC through the OTC's OTCIQ public disclosure platform with respect to execution of this Agreement in accordance with the Company's current disclosure obligations under applicable OTCQB® rules (the "**Current Report**"), and, prior to the filing thereof, the Company shall provide the Hale Capital Parties and its counsel a reasonable opportunity to review and comment on such Current Report.

(b)   Non-Disparagement. From the date of this Agreement until the end of the Expiration Date, (i) so long as the Company has not breached any material provision of this Agreement and failed to cure such breach within five (5) days following the receipt of

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written notice from the Hale Capital Parties specifying any such breach, no member of the Hale Capital Parties or any of the its respective agents, subsidiaries, affiliates, successors, assigns, officers, partners, key employees or directors (including any persons holding substantially similar positions however titled) shall not in any way, make, or cause to be made (including, without limitation, by press release or similar public statement, including to the press or media (including social media), or in an SEC or other public filing), any statement or announcement that constitutes an ad hominem attack on, or that otherwise disparages, slanders, impugns, criticizes, calls into disrepute, or otherwise defames or slanders or is reasonably likely to damage the reputation of the Company or the Company's respective current or former officers or directors, stockholders, agents, attorneys or representatives, or any of the Company's businesses, products or services and (ii) so long as none of the Hale Capital Parties has breached any material provision of this Agreement and failed to cure such breach within five (5) days following the receipt of written notice from the Company specifying any such breach, neither the Company nor any of its subsidiaries (including such persons' officers, directors and persons holding substantially similar positions however titled) shall in any way, make, or cause to be made (including, without limitation, by press release or similar public statement, including to the press or media (including social media), or in an SEC or other public filing), any statement or announcement that constitutes an ad hominem attack on, or that otherwise disparages, slanders, impugns, criticizes, calls into disrepute, or otherwise defames or slanders or is reasonably likely to damage the reputation of any member of the Hale Capital Parties or its respective Affiliates or any of its respective current or former officers or directors, investors, agents, attorneys or representatives, or any of the Hale Capital Parties' businesses or services. The foregoing shall not restrict the ability of (A) any Party to this Agreement to comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over such party from whom information is sought, (B) the Company to make any ordinary course communications with Company constituencies, including employees, customers, suppliers, investors and stockholders, so long as such ordinary course communications are consistent with this Section 5, (C) apply to any private communications among the Hale Capital Parties and their Affiliates or Associates (in their respective capacities as such) or any investors or potential investors in the Hale Capital Parties, (D) apply to any private communications among the Company and its Affiliates or Associates (in their respective capacities as such), or (z) apply to any private communications between any of the persons listed in clause (C) above, on the one hand, and the persons listed in clause (D), on the other hand.

9.   Additional Agreements.

        (a)   The Hale Capital Parties will cause their Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Affiliate or Associate. As used in this Agreement, (i) the terms "**Affiliate**" and "**Associate**" shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement and (ii) a breach of this Agreement by an Affiliate or Associate of any member of the Hale Capital Parties, if such Affiliate or Associate is not a party hereto, shall be deemed to occur if such Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such Affiliate or Associate was a party hereto to the same extent as the Hale Capital Parties.

(b)   During the term of this Agreement, upon written request from the Company, the Hale Capital Parties will promptly provide the Company with information regarding the amount of Common Stock then beneficially or economically owned by the Hale Capital Parties.

(c)   During the term of this Agreement, upon written request from the Hale Capital Parties, the Company will promptly provide the Hale Capital Parties with information regarding the amount of Common Stock then issued and outstanding or whether an Insolvency Event has occurred.

(d)   No later than the earliest date pursuant to which stockholder nominations for director elections are permitted to be delivered to the Company pursuant to the Bylaws with respect to the 2026 Annual Meeting, the Company shall provide notice to the Hale Capital Parties, the New Director and/or any Replacement Director, as applicable, if the Company does not plan to include such director in its slate of nominees recommended by the Board in the Company's proxy statement and on its proxy card relating to the 2026 Annual Meeting

10.   <u>Return or Destruction of Confidential Information</u>. At any time upon the Company's written request in its sole discretion and for any reason, the Hale Capital Parties shall promptly, and in any event no later than ten calendar days after the request, destroy or return all Confidential Information in the Hale Capital Parties' or their Representatives' possession (including all copies, extracts, or other reproductions) to the Company, and, to the extent any Confidential Information is destroyed, certify in writing to the Company that such Confidential Information (including any Confidential Information held electronically) has been destroyed. Notwithstanding the return or destruction of any Confidential Information, the Hale Capital Parties and their Representatives shall continue to be bound by their obligations of confidentiality and other covenants hereunder. Notwithstanding the foregoing, the Hale Capital Parties and each of their Representatives (i) may retain copies of the Confidential Information if and to the extent required to comply with applicable law, regulation, professional standards or internal compliance and document retention policy requirements, including for its use in connection with the prosecution or defense of any dispute arising from this Agreement, management and/or archival purposes and including pursuant to their obligations as a regulated financial sponsor, and (ii) shall not be required to erase electronically stored Confidential Information that has been saved to a back-up file in accordance with (as applicable) Recipient's or its Representatives' compliance and document retention policies or applicable law.

11.   <u>No Waiver of Privilege</u>. To the extent that any Confidential Information includes materials or other information subject to the attorney-client privilege, work product doctrine, or any other applicable privilege or doctrine concerning pending or threatened legal proceedings or governmental investigations, the Parties acknowledge and agree that they have a commonality of interest with respect to such matters, and it is their desire, intention, and mutual understanding that the sharing of such material or other information is not intended to, and shall not be deemed to, waive or diminish in any way the confidentiality of such material or information or its continued

14

protection under the attorney-client privilege, work product doctrine, or other applicable privilege or doctrine as a result of disclosing any Confidential Information (including any Confidential Information related to pending or threatened litigation) to the Hale Capital Parties or any of their Representatives.

12.   Remedies. The Parties acknowledge and agree that money damages are not a sufficient remedy for any breach or potential breach of this Agreement by the other Party or any of its Representatives (treating the other Party's Representatives as if they were signatories hereto) and that without prejudice to any other rights and in addition to all other remedies for a breach of this Agreement that it may be entitled to, the other Party shall be entitled to seek specific performance and injunctive or other equitable relief (without proof of actual monetary damages) and without the necessity of posting any bond or other security as a remedy for any such breach or potential breach. If either Party institutes any legal suit, action, or proceeding against the other Party arising out of or relating to this Agreement, then, the prevailing Party in the lawsuit, action, or proceeding as determined by a final, non-appealable judgment of a court of competent jurisdiction in connection with such proceedings shall be entitled to receive, in addition to all other damages to which it may be entitled, the reasonable costs incurred by such Party and its Representatives in conducting the lawsuit, action, or proceeding, including reasonable attorney's fees and expenses as well as court costs.

13.   Term. This Agreement commences on the Effective Date and continues for a period of two years after the Effective Date (the "**Term**"); provided that (I) the Hale Capital Parties may earlier terminate this Agreement if the Company commits a material breach of its obligations under the Agreement that (if capable of being cured) is not cured within fifteen (15) days after receipt by the Company from the Hale Capital Parties of written notice specifying the material breach, or, if impossible to be cured within fifteen (15) days, that the Company has not taken any substantive action to cure within such fifteen (15) day period, and (II) the Company may earlier terminate this Agreement if the Hale Capital Parties commit a material breach of this Agreement that (if capable of being cured) is not cured within fifteen (15) days after receipt by the Hale Capital Parties from the Company of written notice specifying the material breach, or, if impossible to cure within fifteen (15) days, that the Hale Capital Parties have not taken any substantive action to cure within such fifteen (15) day period. The covenants and restrictions set forth in Section 4 of this Agreement shall remain in full force and effect and shall survive the termination of this Agreement prior to the expiration of the Term as set forth therein; provided, with respect to any Confidential Information that is a trade secret under the laws of any jurisdiction, such rights and obligations shall survive such expiration until, if ever, such Confidential Information loses its trade secret protection other than due to an act or omission of the Hale Capital Parties or their Representatives; and, provided further, that no termination shall relieve either Party from a prior breach of this Agreement, even after the return or destruction of any Confidential Information by the Hale Capital Parties in accordance with Section 10 of this Agreement.

14.   Terms of This Agreement Control. The terms of this Agreement shall control over any additional purported confidentiality requirements imposed by any offering memorandum, web-based database, or similar repository of the Confidential Information to which the Hale Capital Parties or any of their Representatives is granted access in. It is understood and agreed that the confidentiality obligations with respect to the Confidential Information are exclusively

governed by this Agreement and may not be enlarged or otherwise modified except by a valid written agreement that is hereafter executed by each of the Parties hereto.

15.   Securities Law Compliance. The Hale Capital Parties hereby acknowledge that they understand that: (a) the Confidential Information, and the information described in Section 4 of this Agreement, may contain or constitute material nonpublic information concerning the Company and its Affiliates; and (b) trading in the Company's securities while in possession of material nonpublic information or communicating such information to any other Person who trades in such securities could subject the Hale Capital Parties to liability under the United States federal and state securities laws, and the rules and regulations promulgated thereunder, including Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The Hale Capital Parties covenant that they and their Affiliates shall not trade in the Company's securities while in possession of material nonpublic information or at all until the Hale Capital Parties and such Affiliates can do so in compliance with all applicable laws and without breach of the terms of this Agreement.

16.   Governing Law; Jurisdiction and Venue; No Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware. Any lawsuit, action, or proceeding arising out of or related to this Agreement or the matters contemplated hereunder shall be instituted in the federal courts of the United States or the courts of the State of Delaware, and each Party irrevocably and unconditionally submits to the exclusive jurisdiction of such courts in any such lawsuit, action, or proceeding (and agrees not to commence any such lawsuit, action, or proceeding except in such courts), waives any objection based on either improper venue or the doctrine of *forum non conveniens*, and waives and agrees not to plead or claim that such courts do not have jurisdiction over its person or the subject matter. Service of process, summons, notice, or other document by mail to such Party's address set out herein is deemed to be effective service of process for any lawsuit, action, or other proceeding brought in any such court. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS OR APPENDICES ATTACHED TO THIS AGREEMENT, OR THE POSSIBLE, NEGOTIATED TRANSACTION OR TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF THE OTHER PARTY HAS AFFIRMED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY, AND (D) IT HAS DECIDED TO ENTER INTO THIS AGREEMENT IN CONSIDERATION OF, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.   Integration; Amendments. This Agreement and the Observer Agreement set forth the sole and entire agreement between the Parties regarding the subject matter hereof and supersedes and terminates all prior and contemporaneous written or oral negotiations,

US_ACTIVE\130131763\V-15

understandings, representations, warranties, and agreements relating thereto between the Parties. No provision of this Agreement may be validly modified or amended by the Parties except by a subsequent writing signed by the Parties hereto.

18.   Severability. If any provision of this Agreement, or the application thereof to any Person, place, or circumstance, were to be held by a court of competent jurisdiction to be invalid, unenforceable, or void, then, the remainder of this Agreement, and such provision as applied to other Persons, places, or circumstances, shall remain in full force and effect.

19.   Notices. All notices and other communications hereunder shall be in writing and shall be deemed delivered, given and received if (a) given by email, when transmitted (with written confirmation of completed transmission other than any automated reply), (b) given by a nationally recognized overnight carrier (with written confirmation of delivery), three (3) business days after being sent or (c) if given by any other means, when actually received during normal business hours, to the parties hereto at the following addresses (or to such other address as such party may have specified in a written notice given to the other parties); provided, that any notice delivered pursuant to clauses (b) or (c) of this Section 14 is also contemporaneously delivered to the email address of such party set forth below (for the avoidance of doubt, such email shall not in and of itself be deemed delivered given and received of such communications and legal process):

If to the Company:

Vislink Technologies, Inc.
350 Clark Drive, Suite 125,
Mt. Olive, NJ 07828
Attention: Carleton M. Miller, Chief Executive Officer
Email:

With a copy (which shall not constitute notice) to:

Dentons US LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Ira L. Kotel
Email: Ira.Kotel@dentons.com

If to the Hale Capital Parties:

Hale Capital Partners, LP
17 State Street, Suite 4000
New York, NY 10004
Attention: Martin M. Hale, Jr.
Email:

With a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

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Attention: Kenneth Schlesinger, Esq.; Andrew J. Astore, Esq.
Email: kschlesinger@olshanlaw.com; aastore@olshanlaw.com

20.   <u>Assignment; Delegation; Third Party Beneficiaries</u>. Neither this Agreement nor any of the rights or obligations hereunder may be assigned or delegated by any Party without the prior written consent of the other Party. Any purported assignment without such consent shall be void and unenforceable. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations hereunder. Any purchaser of the Company or all or substantially all of the assets of the Company shall be entitled to the benefits of this Agreement, whether or not this Agreement is assigned to such purchaser. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

21.   <u>Waivers</u>. No waiver by any Party of any of the provisions hereof shall be deemed to be effective unless explicitly set out in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege arising from this Agreement.

22.   <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

Vislink Technologies, Inc.

By: Signed by: Carleton M. Miller 351EA0E93C464EA...

Name: Carleton M. Miller

Title: Chief Executive Officer

Hale Capital Partners, LP

By: Hale Fund Partners, LLC, general partner

By: DocuSigned by: Martin M. Hale, Jr. 96449540D8B5457...

Name: Martin M. Hale, Jr.

Title: Managing Member

Hale Fund Partners, LLC

By: DocuSigned by: Martin M. Hale, Jr. 96449540D8B5457...

Name: Martin M. Hale, Jr.

Title: Managing Member

Hale Fund Management LLC

By: DocuSigned by: Martin M. Hale, Jr. 96449540D8B5457...

Name: Martin M. Hale, Jr.

Title: Chief Executive Officer

Hale Capital Partners Fund V, LP

By: Hale Fund Partners II, LLC, its general partner

By: DocuSigned by: Martin M. Hale, Jr. 96449540D8B5457...

Name: Martin M. Hale, Jr.

Title: Managing Member

Hale Capital Management, LP

B: Hale Fund Management, LLC, general partner

By: DocuSigned by: Martin M. Hale, Jr. 96449540D8B5457...

Name: Martin M. Hale, Jr.

Title: Chief Executive Officer

Hale Capital Partners II, LLC

By: DocuSigned by: Martin M. Hale, Jr. 96449540D8B5457...

Name: Martin M. Hale, Jr.

Title: Managing Member

[*signature page to Cooperation and Confidentiality Agreement*]